UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

October 2025
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Unilever PLC
Statement regarding AGM Vote on Directors' Remuneration Report

As announced following the Annual General Meeting ("AGM") held on 30 April 2025, 72.29% of votes were cast in favour of the resolution to receive and adopt the Directors' Remuneration Report (Resolution 2).

While the Board was pleased that the resolution received majority support, Unilever PLC (the "Company") recognises the importance of understanding the reasons behind votes against. Following the AGM, the Company contacted its largest shareholders - representing 46.3% of the share register - as well as other shareholders that voted against the Directors' Remuneration Report and several proxy agencies. In total, we held 22 meetings to gain deeper insight into shareholder views and concerns regarding Directors' remuneration.

Shareholders who opposed the Directors' Remuneration Report consistently cited two key concerns. Firstly, the disapplication of time pro-ration on three outstanding long-term incentive awards for the former CEO, Alan Jope, and the former CFO, Graeme Pitkethly, who retired from the Company in 2022 and 2023 respectively. Secondly, the approach taken to setting fixed pay for Fernando Fernandez on his appointment as CEO.

The Company acknowledges that the disapplication of time pro-ration on three awards for the former CEO and former CFO were exceptional decisions taken in order to mitigate the impact of the disruption to the business at a time of significant change and uncertainty. The Company has publicly confirmed that it will apply time pro-ration to outstanding awards for future Director exits, in accordance with market practice and the remuneration policy. This was demonstrated by the recent treatment of outstanding long-term incentive awards for the former CEO, Hein Schumacher, where time pro-ration was applied to all unvested awards when Hein left the Company in March 2025. In dialogue with shareholders and proxies, it has been understood and recognised that the non-pro-ration of awards to former Directors is a legacy decision and not an ongoing issue.

On the approach to setting pay on appointment, the Company understands that some shareholders prefer to see phased progression over time as opposed to a more significant salary uplift from the outset. The Board took this feedback into account when determining fixed pay for Srinivas Phatak on his appointment as CFO in September 2025. His salary has been set at a lower level than the previous CFO's salary, and the Company intends to gradually move pay to the appropriate position relative to the market over the next 2-3 years, subject to performance and the wider external and internal context.

We would like to thank all of the shareholders and proxy agencies who spent time engaging with us recently and those who continue to engage with us over the coming months. The Company will continue to meet with shareholders regularly on remuneration related matters and their perspectives are critical inputs into the Board's discussions and decision making.

The Company is publishing this statement as required by the UK Corporate Governance Code in response to the votes received against the Directors' Remuneration Report resolution at its AGM held on 30 April 2025. A final summary will be provided in the Company's next Annual Report and Accounts.

-End-

For further information, please contact:
Investor Relations: Investor.Relations@unilever.com
Unilever Press Office: Press-Office.London@unilever.com

Cautionary Statement

This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the "Group") (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects, including the proposed separation of our Ice Cream business and the proposed consolidation of our share capital in connection with the demerger; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2024 and the Unilever Annual Report and Accounts 2024.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 30 October 2025